UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bicycle Therapeutics plc

(Name of Issuer)

Ordinary Shares 1

(Title of Class of Securities)

088786108 2

(CUSIP Number)

Vertex Global HC Fund I Pte. Ltd.

250 North Bridge Road

#11-01 Raffles City Tower

Singapore 179101

Tel: 65-68288050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The holdings reported herein are held in the form of American Depositary Shares ("ADS"), which each represent one ordinary share, nominal value £0.01 per share of the Issuer ("Ordinary Shares"). References herein to “Ordinary Shares” include Ordinary Shares underlying American Depositary Shares.

2 Cusip number relates to the American Depositary Shares representing Ordinary Shares. References herein to “Ordinary Shares” include Ordinary Shares underlying American Depositary Shares.

CUSIP No.  088786108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vertex Venture Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
	7	SOLE VOTING POWER 883,475 (see Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 883,475 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,475 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.15% (see Item 5 below)
14	TYPE OF REPORTING PERSON CO

CUSIP No.  088786108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vertex Global HC Fund I Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
	7	SOLE VOTING POWER 883,475 (see Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 883,475 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,475 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.15% (see Item 5 below)
14	TYPE OF REPORTING PERSON CO

CUSIP No.  088786108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vertex Venture Management Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
	7	SOLE VOTING POWER 883,475 (see Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 883,475 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,475 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.15% (see Item 5 below)
14	TYPE OF REPORTING PERSON CO

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to Ordinary Shares (“Ordinary Shares”) of Bicycle Therapeutics Limited, a limited company organized under the laws of England and Wales (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D that was originally filed on June 7, 2019 (the “Schedule 13D”). This Amendment is being filed to update Item 4 and Item 5 to the Schedule 13D. Other than information set forth on the cover pages, Item 4 and Item 5 below, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 4.         Purpose of Transaction

The Reporting Persons acquired the securities reported herein for the benefit of the above-referenced private investment funds and accounts for investment purposes.  The Reporting Persons intend to evaluate this investment in the Issuer and options with respect to such investment on an ongoing basis.

The Reporting Persons may acquire additional Ordinary Shares and/or other securities of the Issuer from time to time or may dispose of any or all of such Ordinary Shares or other securities held or beneficially owned by them at any time.

As of June 30, 2020, Carolyn Ng, who serves as a principal of VGHC, ceased being a Director of the Issuer.

Item 5.         Interest in Securities of the Issuer

(a) and (b)  The information on the cover pages are incorporated by reference to this Item 5(a) and 5(b).

The ownership percentage is calculated based upon 21,304,801 of the Issuer’s Ordinary Shares outstanding as of November 3, 2020, as reported in the Issuer’s quarterly report for the quarter period ending September 30, 2020 on the Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2020.

(c) The following table sets forth all transactions with respect to the Ordinary Shares effected during the past sixty (60) days prior to the effective date of this Amendment No. 1 to Schedule 13D by the Reporting Persons. All transactions were made on the Nasdaq Stock Market.

Date of Transaction	Transaction	Number of Securities	Price
Dec-14-2020	Sale	5,261	$19.5638
Dec-15-2020	Sale	5,446	$19.2022
Dec-16-2020	Sale	7,100	$19.2125
Dec-17-2020	Sale	15,670	$19.2007
Dec-18-2020	Sale	200	$19.2575
Dec-21-2020	Sale	3,107	$19.2071
Dec-22-2020	Sale	4,055	$20.0035
Dec-23-2020	Sale	1,523	$20.0764
Dec-28-2020	Sale	5,760	$19.9913
Jan-05-2021	Sale	14,352	$19.2020
Jan-06-2021	Sale	15,648	$19.4092
Jan-07-2021	Sale	48,380	$20.0049
Jan-08-2021	Sale	13,967	$19.8821
Jan-11-2021	Sale	47,477	$19.9369
Jan-12-2021	Sale	50,000	$20.2387
Jan-13-2021	Sale	24,190	$20.2597
Jan-14-2021	Sale	171,290	$24.6587
Jan-15-2021	Sale	90,300	$26.6812
Jan-19-2021	Sale	213,967	$28.5599

(d)  Not applicable.

(e)  On January 19, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s class of securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            January 20, 2021

Vertex Venture Holdings Ltd.

By:	/s/ Chua Kee Lock
Name:	Chua Kee Lock
Title:	Director

Vertex Global HC Fund I Pte. Ltd.

By:	/s/ Chua Kee Lock
Name:	Chua Kee Lock
Title:	Director

Vertex Venture Management Pte. Ltd.

By:	/s/ Chua Kee Lock
Name:	Chua Kee Lock
Title:	Director